Exhibit 21
List of Subsidiaries
Finisar Shanghai, Inc., a corporation organized under the laws of Shanghai, the People’s Republic of China
Finisar Malaysia Sdn Bhd, a Malaysia corporation
Finisar Singapore Pte. Ltd., a Singapore corporation
Finisar Sales Inc., a Delaware corporation
Finisar Japan Ltd. (KK), a Japanese corporation
Finisar Sales Hong Kong Ltd., a corporation organized under the laws of Hong Kong
I-TECH CORP, a Minnesota corporation
InterSAN, Inc., a Delaware corporation